Exhibit 2

INFORMATION ADDRESSED TO THE SHAREHOLDERS OF VISTA OIL & GAS, S.A.B. DE C.V. RELATED TO THE GENERAL ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON DECEMBER 14, 2021

In connection with the matters to be discussed at the general ordinary shareholders’ meeting of Vista Oil & Gas, S.A.B. de C.V. (the “Company” or “Vista”), to be held at 10:00 a.m. on December 14, 2021 (“Shareholders’ Meeting”), in terms of the call published on October 26, 2021 in the web page of the Bolsa Mexicana de Valores, S.A.B. de C.V. and in the Electronic System of the Ministry of Economy (the “Call”), based on the provisions set forth in Article Twentieth of the Company’s bylaws and Article 49, section I, of the Securities Market Law, it is hereby informed that:

1.	The Company expects that in the last quarter of 2021 it will receive profits from one or more of its subsidiaries.

2.

In order for such profits to be reflected, in turn, as Vista’s profits during the 2021 fiscal year, it is proposed to the Shareholders’ Meeting (i) to carry out a capital reduction of the variable portion of the Company’s capital stock and (ii) to approve the non-consolidated special financial statements as of September 30, 2021 on which the resolution related to item (i) above will be adopted, which are available at https://www.vistaoilandgas.com/investors

3.

In the event that the Company’s financial statements actually report profits for the fiscal year 2021, Vista would expect to propose to the annual ordinary shareholders’ meeting to be held within four months following the closing of such fiscal year, (i) setting aside 5% of the net profits corresponding to such fiscal year 2021, to form the Company’s reserve fund in accordance with Article 20 of the General Law of Commercial Companies, and (ii) the application of the remaining of such profits either to distribute dividends to the Company’s shareholders or to make acquisitions of its own shares through a share repurchase plan, as decided by the Company’s board of directors.

Limitation of Responsibility

This press release contains certain forward-looking statements, which reflect the current views or expectations of Vista and its management team regarding future events. Words such as “estimates,” “expects” and other similar expressions refer to future events of uncertain timing, which may not occur.